
October 13, 2017

Elliot M. Maza
Chief Executive Officer
Immune Pharmaceuticals Inc.
550 Sylvan Avenue
Englewood Cliffs, NJ 07632

>   **Re: Immune Pharmaceuticals Inc.**
>   **Amendment No. 1 to the Registration Statement on Form S-1**
>   **Filed October 11, 2017**
>   **File No. 333-220413**

Dear Mr. Maza:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Exhibits

1.   Please file a legality opinion with respect to the Units. Please note a binding obligation opinion is appropriate for the legality of the Units.

General

2.   Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Accordingly, please confirm that you will revise your disclosure to specify the number of common shares underlying each warrant.

Elliot M. Maza
Immune Pharmaceuticals Inc.
October 13, 2017
Page 2

        Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675
with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Stephen Cohen